UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

December 8, 2025

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

TotalEnergies SE is providing on this Form 6-K (i) an announcement regarding the implementation of its previously disclosed project to terminate its American depositary share (“ADS”) program and convert its listing on the New York Stock Exchange (“NYSE”) of ADSs into one of ordinary shares, and (ii) an updated description of its ordinary shares that reflects the structure that is designed to support the listing of TotalEnergies’ ordinary shares on the NYSE.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	TotalEnergies announces the commencement of trading of its ordinary shares on the NYSE (December 8, 2025).

Exhibit 99.2	Description of Securities Registered Under Section 12 of the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: December 8, 2025	By:	/s/ DENIS TOULOUSE
		Name:	Denis Toulouse
		Title:	Company Treasurer